CANADIAN NATURAL RESOURCES LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
NOVEMBER 1, 2023

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

As at	Note	Sep 30 2023	Dec 31 2022
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$125	$920
Accounts receivable		4,224	3,555
Inventory		2,174	1,815
Prepaids and other		374	215
Investments	6	565	491
Current portion of other long-term assets	7	51	61
		7,513	7,057
Exploration and evaluation assets	3	2,227	2,226
Property, plant and equipment	4	64,647	64,859
Lease assets	5	1,392	1,447
Other long-term assets	7	534	553
		$76,313	$76,142
LIABILITIES
Current liabilities
Accounts payable		$1,235	$1,341
Accrued liabilities		4,034	4,209
Current income taxes payable		61	1,324
Current portion of long-term debt	8	1,604	404
Current portion of other long-term liabilities	5,9	1,317	1,373
		8,251	8,651
Long-term debt	8	10,040	11,041
Other long-term liabilities	5,9	8,047	8,161
Deferred income taxes		10,341	10,114
		36,679	37,967
SHAREHOLDERS' EQUITY
Share capital	11	10,654	10,294
Retained earnings		28,772	27,672
Accumulated other comprehensive income	12	208	209
		39,634	38,175
		$76,313	$76,142
Commitments and contingencies (note 16)

Approved by the Board of Directors on November 1, 2023.

Canadian Natural Resources Limited	1	Three and nine months ended September 30, 2023

CONSOLIDATED STATEMENTS OF EARNINGS

		Three Months Ended		Nine Months Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Note	Sep 30 2023	Sep 30 2022	Sep 30 2023	Sep 30 2022
Product sales	17	$11,762	$12,574	$30,156	$38,518
Less: royalties		(1,867)	(2,117)	(3,741)	(5,909)
Revenue		9,895	10,457	26,415	32,609
Expenses
Production		2,049	2,076	6,424	6,403
Transportation, blending and feedstock		2,289	2,235	6,953	7,372
Depletion, depreciation and amortization	4,5	1,537	1,454	4,352	4,224
Administration		108	94	333	307
Share-based compensation	9	298	(4)	434	485
Asset retirement obligation accretion	9	92	82	275	199
Interest and other financing expense		187	150	519	473
Risk management activities	15	32	(92)	22	(48)
Foreign exchange loss (gain)		202	736	(14)	923
Gain from investments	6	(46)	(39)	(90)	(103)
		6,748	6,692	19,208	20,235
Earnings before taxes		3,147	3,765	7,207	12,374
Current income tax expense	10	602	757	1,374	2,507
Deferred income tax expense	10	201	194	227	450
Net earnings		$2,344	$2,814	$5,606	$9,417
Net earnings per common share
Basic	14	$2.15	$2.52	$5.12	$8.23
Diluted	14	$2.13	$2.49	$5.07	$8.12
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended		Nine Months Ended
(millions of Canadian dollars, unaudited)	Sep 30 2023	Sep 30 2022	Sep 30 2023	Sep 30 2022
Net earnings	$2,344	$2,814	$5,606	$9,417
Items that may be reclassified subsequently to net earnings
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income during the period, net of taxes of $nil (2022 – $nil) – three months ended; $nil (2022 – $1 million) – nine months ended	1	—	2	4
Reclassification to net earnings, net of taxes of $nil (2022 – $nil) – three months ended; $nil (2022 – $1 million) – nine months ended	(3)	(2)	(5)	(6)
	(2)	(2)	(3)	(2)
Foreign currency translation adjustment
Translation of net investment	33	185	2	233
Other comprehensive income (loss), net of taxes	31	183	(1)	231
Comprehensive income	$2,375	$2,997	$5,605	$9,648

Canadian Natural Resources Limited	2	Three and nine months ended September 30, 2023

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Nine Months Ended
(millions of Canadian dollars, unaudited)	Note	Sep 30 2023	Sep 30 2022
Share capital	11
Balance – beginning of period		$10,294	$10,168
Issued upon exercise of stock options		274	332
Previously recognized liability on stock options exercised for common shares		302	276
Purchase of common shares under Normal Course Issuer Bid		(216)	(614)
Balance – end of period		10,654	10,162
Retained earnings
Balance – beginning of period		27,672	26,778
Net earnings		5,606	9,417
Dividends on common shares	11	(2,953)	(4,237)
Purchase of common shares under Normal Course Issuer Bid	11	(1,553)	(4,211)
Balance – end of period		28,772	27,747
Accumulated other comprehensive income (loss)	12
Balance – beginning of period		209	(1)
Other comprehensive (loss) income, net of taxes		(1)	231
Balance – end of period		208	230
Shareholders' equity		$39,634	$38,139

Canadian Natural Resources Limited	3	Three and nine months ended September 30, 2023

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended		Nine Months Ended
(millions of Canadian dollars, unaudited)	Note	Sep 30 2023	Sep 30 2022	Sep 30 2023	Sep 30 2022
Operating activities
Net earnings		$2,344	$2,814	$5,606	$9,417
Non-cash items
Depletion, depreciation and amortization		1,537	1,454	4,352	4,224
Share-based compensation		298	(4)	434	485
Asset retirement obligation accretion		92	82	275	199
Unrealized risk management loss (gain)		3	(48)	19	(43)
Unrealized foreign exchange loss		250	785	16	1,055
Gain from investments	6	(41)	(36)	(74)	(94)
Deferred income tax expense		201	194	227	450
Realized foreign exchange gain on settlement of cross currency swap		—	—	—	(69)
Proceeds on settlement of cross currency swap		—	—	—	89
Other		25	(20)	22	(79)
Abandonment expenditures	9	(123)	(147)	(360)	(349)
Net change in non-cash working capital		(1,088)	1,024	(2,979)	(438)
Cash flows from operating activities		3,498	6,098	7,538	14,847
Financing activities
(Repayment) issue of bank credit facilities and commercial paper, net	8	(731)	—	202	(1,156)
Repayment of medium-term notes	8	—	(341)	(11)	(1,480)
Proceeds on settlement of cross currency swap		—	—	—	69
Payment of lease liabilities	5,9	(71)	(50)	(206)	(149)
Issue of common shares on exercise of stock options	11	84	23	274	332
Dividends on common shares		(984)	(2,532)	(2,911)	(4,092)
Purchase of common shares under Normal Course Issuer Bid	11	(594)	(1,737)	(1,769)	(4,825)
Cash flows used in financing activities		(2,296)	(4,637)	(4,421)	(11,301)
Investing activities
Net proceeds (expenditures) on exploration and evaluation assets	3,17	3	(3)	(32)	(24)
Net expenditures on property, plant and equipment	4,17	(1,111)	(1,132)	(3,902)	(3,879)
Net change in non-cash working capital		(91)	6	22	178
Cash flows used in investing activities		(1,199)	(1,129)	(3,912)	(3,725)
Increase (decrease) in cash and cash equivalents		3	332	(795)	(179)
Cash and cash equivalents – beginning of period		122	233	920	744
Cash and cash equivalents – end of period		$125	$565	$125	$565
Interest paid on long-term debt, net		$187	$179	$490	$482
Income taxes paid, net		$349	$312	$2,556	$2,482

Canadian Natural Resources Limited	4	Three and nine months ended September 30, 2023

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the "Company") is a senior independent crude oil and natural gas exploration, development and production company. The Company's exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom portion of the North Sea; and Côte d'Ivoire and South Africa in Offshore Africa.
The Oil Sands Mining and Upgrading segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada in the Midstream and Refining segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("NWRP"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 "Interim Financial Reporting", following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2022, except as disclosed in note 2. These interim consolidated financial statements contain disclosures that are supplemental to the Company's annual audited consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2022.
Critical Accounting Estimates and Judgements
The Company has made estimates, assumptions and judgements regarding certain assets, liabilities, revenues and expenses in the preparation of these interim consolidated financial statements, primarily related to unsettled transactions and events as of the date of these interim consolidated financial statements. Accordingly, actual results may differ from estimated amounts, and those differences may be material.
2. CHANGE IN ACCOUNTING POLICIES
In May 2023, the IASB issued amendments to IAS 12 "Income Taxes" related to the accounting for deferred taxes arising in those jurisdictions implementing the Organization for Economic Co-operation and Development's Pillar Two model rules ("Pillar Two Legislation"). The amendments were effective immediately and adopted in the second quarter of 2023 and did not have a significant impact on the Company's interim consolidated financial statements.
In May 2021, the IASB issued amendments to IAS 12 "Income Taxes" to require companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments were adopted on January 1, 2023 and did not have a significant impact on the Company's interim consolidated financial statements.
In February 2021, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" to require companies to disclose their material accounting policy information rather than their significant accounting policies. To support this amendment the IASB also amended IFRS Practice Statement 2 "Making Materiality Judgements". The amendments were adopted on January 1, 2023 and did not have a significant impact on the Company's interim consolidated financial statements.

Canadian Natural Resources Limited	5	Three and nine months ended September 30, 2023

3. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2022	$2,026	$—	$98	$102	$2,226
Additions	34	—	1	—	35
Transfers to property, plant and equipment	(33)	—	—	—	(33)
Derecognitions and other	(1)	—	—	—	(1)
At September 30, 2023	$2,026	$—	$99	$102	$2,227
4. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2022	$81,075	$8,258	$4,332	$47,732	$474	$536	$142,407
Additions / Acquisitions	2,279	22	112	1,479	6	23	3,921
Transfers from exploration & evaluation assets	33	—	—	—	—	—	33
Derecognitions (1)	(444)	—	—	(386)	—	—	(830)
Foreign exchange adjustments and other	—	2	2	—	—	—	4
At September 30, 2023	$82,943	$8,282	$4,446	$48,825	$480	$559	$145,535
Accumulated depletion and depreciation
At December 31, 2022	$55,835	$8,106	$3,277	$9,712	$198	$420	$77,548
Expense	2,642	16	123	1,345	11	18	4,155
Derecognitions (1)	(444)	—	—	(386)	—	—	(830)
Foreign exchange adjustments and other	—	11	1	3	—	—	15
At September 30, 2023	$58,033	$8,133	$3,401	$10,674	$209	$438	$80,888
Net book value
At September 30, 2023	$24,910	$149	$1,045	$38,151	$271	$121	$64,647
At December 31, 2022	$25,240	$152	$1,055	$38,020	$276	$116	$64,859
(1)An asset is derecognized when no future economic benefits are expected to arise from its continued use or disposal.

Canadian Natural Resources Limited	6	Three and nine months ended September 30, 2023

5. LEASES
Lease assets

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At December 31, 2022	$912	$377	$97	$61	$1,447
Additions	17	109	41	2	169
Depreciation	(74)	(78)	(30)	(15)	(197)
Foreign exchange adjustments and other	(1)	(1)	(26)	1	(27)
At September 30, 2023	$854	$407	$82	$49	$1,392
Lease liabilities
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities as at September 30, 2023 were as follows:

	Sep 30 2023	Dec 31 2022
Lease liabilities	$1,485	$1,540
Less: current portion	216	244
	$1,269	$1,296
Total cash outflows for leases for the three months ended September 30, 2023, including payments related to short-term leases not reported as lease assets, were $345 million (three months ended September 30, 2022 – $326 million; nine months ended September 30, 2023 – $1,023 million; nine months ended September 30, 2022 – $882 million). Interest expense on leases for the three months ended September 30, 2023 was $16 million (three months ended September 30, 2022 – $15 million; nine months ended September 30, 2023 – $48 million; nine months ended September 30, 2022 – $45 million).
6. INVESTMENTS
As at September 30, 2023, the Company had the following investment:

	Sep 30 2023	Dec 31 2022
Investment in PrairieSky Royalty Ltd.	$565	$491
The gain from investments was comprised as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2023	Sep 30 2022	Sep 30 2023	Sep 30 2022
Gain from investments	$(41)	$(36)	$(74)	$(94)
Dividend income	(5)	(3)	(16)	(9)
	$(46)	$(39)	$(90)	$(103)
The Company's 22.6 million common share investment in PrairieSky Royalty Ltd. does not constitute significant influence, and is accounted for at fair value through profit or loss, measured at each reporting date. As at September 30, 2023, the market price per common share was $24.96 (December 31, 2022 – $21.70; September 30, 2022 – $17.81).

Canadian Natural Resources Limited	7	Three and nine months ended September 30, 2023

7. OTHER LONG-TERM ASSETS

	Sep 30 2023	Dec 31 2022
Prepaid cost of service tolls	$187	$199
Long-term inventory	141	137
Risk management (note 15)	4	9
Long-term contracts, prepayments and other (1)	253	269
	585	614
Less: current portion	51	61
	$534	$553
(1)Includes physical product sales contracts, accrued interest on the deferred PRT recovery, and the unamortized portion of the Company's share bonus program.
The Company has a 50% equity investment in NWRP. NWRP operates a 50,000 barrels per day bitumen upgrader and refinery that processes approximately 12,500 barrels per day (25% toll payer) of bitumen feedstock for the Company and 37,500 barrels per day (75% toll payer) of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC"), an agent of the Government of Alberta. The Company is unconditionally obligated to pay its 25% pro rata share of the debt component of the monthly fee-for-service toll over the 40-year tolling period until 2058 (note 16). Sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment (note 17).
The carrying value of the Company's interest in NWRP is $nil, and as at September 30, 2023, the cumulative unrecognized share of the equity loss and partnership distributions from NWRP was $550 million (December 31, 2022 – $551 million). For the three months ended September 30, 2023, the Company's recovery of its share of unrecognized equity losses was $18 million (nine months ended September 30, 2023 – recovery of unrecognized equity losses of $1 million; three months ended September 30, 2022 – unrecognized equity loss of $1 million; nine months ended September 30, 2022 – unrecognized equity loss of $26 million).
8. LONG-TERM DEBT

	Sep 30 2023	Dec 31 2022
Canadian dollar denominated debt, unsecured
Medium-term notes	$1,691	$1,702

US dollar denominated debt, unsecured
Commercial paper (September 30, 2023 – US$150 million; December 31, 2022 – US$nil)	202	—
US dollar debt securities (September 30, 2023 – US$7,250 million; December 31, 2022 – US$7,250 million)	9,814	9,812
	10,016	9,812
Long-term debt before transaction costs and original issue discounts, net	11,707	11,514
Less: original issue discounts, net (1)	11	13
transaction costs (1) (2)	52	56
	11,644	11,445
Less: current portion of commercial paper	202	—
current portion of other long-term debt (1) (2)	1,402	404
	$10,040	$11,041
(1)The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.

Canadian Natural Resources Limited	8	Three and nine months ended September 30, 2023

Bank Credit Facilities and Commercial Paper
As at September 30, 2023, the Company had undrawn revolving bank credit facilities of $5,450 million. Details of these facilities are described below. The Company also has certain other dedicated credit facilities supporting letters of credit. At September 30, 2023, the Company had $202 million drawn under its commercial paper program, and reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
▪a $100 million demand credit facility;
▪a $500 million revolving credit facility, maturing February 2025;
▪a $2,425 million revolving syndicated credit facility, maturing June 2025; and
▪a $2,425 million revolving syndicated credit facility, maturing June 2027.
During the third quarter of 2023, the Company extended its revolving credit facility originally maturing February 2024 to February 2025.
During the second quarter of 2023, the Company extended its revolving syndicated credit facility originally maturing June 2024 to June 2027.
Borrowings under the Company's revolving credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers' acceptances, SOFR, US base rate or Canadian prime rate.
The Company's borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million.
The Company's weighted average interest rate on commercial paper outstanding as at September 30, 2023 was 5.6% (September 30, 2022 – N/A), and on total long-term debt outstanding for the nine months ended September 30, 2023 was 4.7% (September 30, 2022 – 4.2%).
As at September 30, 2023, letters of credit and guarantees aggregating to $534 million were outstanding.
Medium-Term Notes
In July 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2025, replacing the Company's previous base shelf prospectus which would have expired in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
US Dollar Debt Securities
In July 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2025, replacing the Company's previous base shelf prospectus which would have expired in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.

Canadian Natural Resources Limited	9	Three and nine months ended September 30, 2023

9. OTHER LONG-TERM LIABILITIES

	Sep 30 2023	Dec 31 2022
Asset retirement obligations	$6,844	$6,908
Lease liabilities (note 5)	1,485	1,540
Share-based compensation	860	832
Transportation and processing contracts	102	159
Risk management (note 15)	4	3
Other	69	92
	9,364	9,534
Less: current portion	1,317	1,373
	$8,047	$8,161
Asset Retirement Obligations
The Company's asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 5.6% (December 31, 2022 – 5.6%) and inflation rates of up to 2% (December 31, 2022 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	Sep 30 2023	Dec 31 2022
Balance – beginning of period	$6,908	$6,806
Liabilities incurred	21	20
Liabilities acquired, net	—	11
Liabilities settled	(360)	(449)
Asset retirement obligation accretion	275	281
Revision of cost, inflation and timing estimates (1)	—	897
Impact of regulatory changes (2)	—	982
Change in discount rates	—	(1,698)
Foreign exchange adjustments	—	58
Balance – end of period	6,844	6,908
Less: current portion	468	495
	$6,376	$6,413
(1)Includes normal course revisions of cost, inflation and timing estimates, as well as revisions related to the acceleration of the abandonment of Ninian field assets in the North Sea at December 31, 2022.
(2)Reflects changes to the estimated timing of settlement of the Company's asset retirement obligations due to provincial regulatory changes in Alberta, British Columbia, and Saskatchewan in 2022.

Canadian Natural Resources Limited	10	Three and nine months ended September 30, 2023

Share-Based Compensation
The liability for share-based compensation includes costs incurred under the Company's Stock Option Plan and Performance Share Unit ("PSU") plans. The Company's Stock Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The PSU plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined by individual employee performance and the extent to which certain other performance measures are met.
The Company recognizes a liability for potential cash settlements under these plans. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options and PSUs are settled in cash.

	Sep 30 2023	Dec 31 2022
Balance – beginning of period	$832	$489
Share-based compensation expense	434	804
Cash payment for stock options surrendered and PSUs vested	(108)	(79)
Transferred to common shares	(302)	(387)
Other	4	5
Balance – end of period	860	832
Less: current portion	591	559
	$269	$273
10. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended		Nine Months Ended
Expense (recovery)	Sep 30 2023	Sep 30 2022	Sep 30 2023	Sep 30 2022
Current corporate income tax – North America (1)	$587	$755	$1,366	$2,444
Current corporate income tax – North Sea	(11)	14	(9)	36
Current corporate income tax – Offshore Africa	23	21	53	51
Current PRT (2) – North Sea	—	(36)	(45)	(37)
Other taxes	3	3	9	13
Current income tax	602	757	1,374	2,507
Deferred corporate income tax	195	194	203	450
Deferred PRT (2) – North Sea	6	—	24	—
Deferred income tax	201	194	227	450
Income tax	$803	$951	$1,601	$2,957
(1)Includes North America Exploration and Production, Oil Sands Mining and Upgrading, and Midstream and Refining segments.
(2)Petroleum Revenue Tax.

Canadian Natural Resources Limited	11	Three and nine months ended September 30, 2023

11. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Nine Months Ended Sep 30, 2023
Issued Common Shares	Number of shares (thousands)	Amount
Balance – beginning of period	1,102,636	$10,294
Issued upon exercise of stock options	7,190	274
Previously recognized liability on stock options exercised for common shares	—	302
Purchase of common shares under Normal Course Issuer Bid	(22,500)	(216)
Balance – end of period	1,087,326	$10,654
Dividend Policy
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On November 1, 2023, the Board of Directors approved an 11% increase in the quarterly dividend to $1.00 per common share, beginning with the dividend payable on January 5, 2024. On March 1, 2023, the Board of Directors approved a 6% increase in the quarterly dividend to $0.90 per common share. On November 2, 2022, the Board of Directors approved a 13% increase in the quarterly dividend to $0.85 per common share. On August 3, 2022, the Board of Directors approved a special dividend of $1.50 per common share. On March 2, 2022, the Board of Directors approved a 28% increase in the quarterly dividend to $0.75 per common share, from $0.5875 per common share.
Normal Course Issuer Bid
On March 8, 2023, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 92,296,006 common shares, representing 10% of the public float, over a 12-month period commencing March 13, 2023 and ending March 12, 2024.
For the nine months ended September 30, 2023, the Company purchased 22,500,000 common shares at a weighted average price of $78.64 per common share for a total cost of $1,769 million. Retained earnings were reduced by $1,553 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to September 30, 2023, up to and including October 31, 2023, the Company purchased 5,150,000 common shares at a weighted average price of $88.40 per common share for a total cost of $455 million.
Share-Based Compensation – Stock Options
The following table summarizes information relating to stock options outstanding as at September 30, 2023:

	Nine Months Ended Sep 30, 2023
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of period	31,150	$42.37
Granted	6,627	$79.82
Exercised for common shares	(7,190)	$38.13
Surrendered for cash settlement	(181)	$38.65
Forfeited	(1,724)	$51.01
Outstanding – end of period	28,682	$51.59
Exercisable – end of period	3,796	$37.93
The Stock Option Plan is a "rolling 7%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 7% of the common shares outstanding from time to time.

Canadian Natural Resources Limited	12	Three and nine months ended September 30, 2023

12. ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of accumulated other comprehensive income, net of taxes, were as follows:

	Sep 30 2023	Sep 30 2022
Derivative financial instruments designated as cash flow hedges	$72	$75
Foreign currency translation adjustment	136	155
	$208	$230
13. CAPITAL DISCLOSURES
The Company has defined its capital to mean its long-term debt and consolidated shareholders' equity, as determined at each reporting date.
The Company's objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the ratio of current and long-term debt less cash and cash equivalents divided by the sum of the carrying value of shareholders' equity plus current and long-term debt less cash and cash equivalents. The Company's internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. As at September 30, 2023, the ratio was below the target range at 22.5%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Sep 30 2023	Dec 31 2022
Long-term debt	$11,644	$11,445
Less: cash and cash equivalents	125	920
Long-term debt, net	$11,519	$10,525
Total shareholders' equity	$39,634	$38,175
Debt to book capitalization	22.5%	21.6%
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. As at September 30, 2023, the Company was in compliance with this covenant.
14. NET EARNINGS PER COMMON SHARE

		Three Months Ended		Nine Months Ended
		Sep 30 2023	Sep 30 2022	Sep 30 2023	Sep 30 2022
Weighted average common shares outstanding – basic (thousands of shares)		1,090,131	1,118,717	1,095,183	1,144,705
Effect of dilutive stock options (thousands of shares)		10,661	12,712	10,980	14,530
Weighted average common shares outstanding – diluted (thousands of shares)		1,100,792	1,131,429	1,106,163	1,159,235
Net earnings		$2,344	$2,814	$5,606	$9,417
Net earnings per common share	– basic	$2.15	$2.52	$5.12	$8.23
	– diluted	$2.13	$2.49	$5.07	$8.12

Canadian Natural Resources Limited	13	Three and nine months ended September 30, 2023

15. FINANCIAL INSTRUMENTS
The Company's financial instruments are comprised of cash and cash equivalents, accounts receivable, investments, risk management assets and liabilities, accounts payable, accrued liabilities, lease liabilities and long-term debt. These financial instruments, with the exception of investments and risk management assets and liabilities, are classified as financial assets and liabilities at amortized cost. Investments are classified as financial assets at fair value through profit or loss. Risk management assets and liabilities are classified as derivatives held for trading or as cash flow hedges.
The estimated fair values of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications, including quoted forward prices for commodities, foreign exchange rates, interest yield curves and other volatility factors.
The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

Asset (liability)	Sep 30 2023	Dec 31 2022
Balance – beginning of period	$6	$55
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities (1)	(7)	70
Foreign exchange	1	(119)
Balance – end of period	—	6
Less: current portion	(3)	—
	$3	$6
(1)Risk management assets and liabilities are disclosed in note 7 and note 9, respectively.
Net loss (gain) from risk management activities was as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2023	Sep 30 2022	Sep 30 2023	Sep 30 2022
Net realized risk management loss (gain)	$29	$(44)	$3	$(5)
Net unrealized risk management loss (gain)	3	(48)	19	(43)
	$32	$(92)	$22	$(48)
The carrying amounts of the Company's financial instruments approximated their fair value, except for fixed rate long-term debt. The Company's financial instruments are categorized as Level 1 with the exception of risk management assets and liabilities, which are categorized as Level 2. There were no transfers between Level 1, 2, and 3 financial instruments. The fair values of the Company's fixed rate long-term debt is outlined below:

	Sep 30, 2023
	Carrying amount	Level 1 Fair Value
Fixed rate long-term debt (1) (2)	$(11,442)	$(10,833)
(1)The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(2)Includes the current portion of fixed rate long-term debt.

Canadian Natural Resources Limited	14	Three and nine months ended September 30, 2023

Financial Risk Factors
The Company's financial risks are consistent with those discussed in notes 1, 4 and 19 of the Company's audited financial statements for the year ended December 31, 2022.
a) Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange rate risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. At September 30, 2023, the Company had no significant interest rate swap contracts outstanding.
Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries.
As at September 30, 2023, the Company had US$1,157 million of foreign currency forward contracts outstanding (December 31, 2022 - US$1,017 million), with original terms of up to 90 days, of which US$1,007 million were designated as derivatives held for trading (December 31, 2022 - US$1,017 million) and US$150 million were designated as cash flow hedges (December 31, 2022 - US$nil).
b) Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company's accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. As at September 30, 2023, substantially all of the Company's accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. As at September 30, 2023, the Company had net risk management assets of $2 million with specific counterparties related to derivative financial instruments (December 31, 2022 – $7 million). The carrying amount of financial assets approximates the maximum credit exposure.
c) Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.

Canadian Natural Resources Limited	15	Three and nine months ended September 30, 2023

As at September 30, 2023, the maturity dates of the Company's financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$1,235	$—	$—	$—
Accrued liabilities	$4,034	$—	$—	$—
Long-term debt (1)	$1,604	$1,624	$2,358	$6,121
Other long-term liabilities (2)	$220	$172	$425	$672
Interest and other financing expense (3)	$608	$542	$1,365	$3,476
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $216 million; one to less than two years, $172 million; two to less than five years, $425 million; and thereafter, $672 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates as at September 30, 2023.
16. COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company's commitments as at September 30, 2023:

	Remaining 2023	2024	2025	2026	2027	Thereafter
Product transportation and processing (1)	$299	$1,406	$1,292	$1,169	$1,118	$11,423
North West Redwater Partnership service toll (2)	$38	$158	$156	$139	$125	$5,092
Offshore vessels and equipment	$11	$35	$—	$—	$—	$—
Field equipment and power	$15	$27	$25	$23	$22	$215
Other	$6	$46	$41	$35	$—	$—
(1)The Company's commitment for the 20-year product transportation agreement on the Trans Mountain Pipeline Expansion ("TMX") is subject to change pending approval of the interim toll filing by the Canada Energy Regulator.
(2)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $3,014 million of interest payable over the 40-year tolling period, ending in 2058 (note 7).
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	16	Three and nine months ended September 30, 2023

17. SEGMENTED INFORMATION

	North America				North Sea				Offshore Africa				Total Exploration and Production
	Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended
	Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30
(millions of Canadian dollars, unaudited)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Segmented product sales
Crude oil and NGLs	5,135	4,622	12,924	16,631	78	48	272	395	138	143	401	541	5,351	4,813	13,597	17,567
Natural gas	543	1,266	1,815	3,697	1	3	5	9	13	18	38	47	557	1,287	1,858	3,753
Other income and revenue (1)	1	59	5	198	—	—	—	3	—	2	7	6	1	61	12	207
Total segmented product sales	5,679	5,947	14,744	20,526	79	51	277	407	151	163	446	594	5,909	6,161	15,467	21,527
Less: royalties	(863)	(977)	(1,858)	(3,193)	—	—	(1)	(1)	(11)	(20)	(39)	(50)	(874)	(997)	(1,898)	(3,244)
Segmented revenue	4,816	4,970	12,886	17,333	79	51	276	406	140	143	407	544	5,035	5,164	13,569	18,283
Segmented expenses
Production	867	911	2,787	2,771	61	46	213	241	30	25	94	78	958	982	3,094	3,090
Transportation, blending and feedstock	1,324	1,290	4,278	4,889	1	1	6	5	1	1	1	1	1,326	1,292	4,285	4,895
Depletion, depreciation and amortization	947	913	2,708	2,646	12	15	28	94	47	39	147	132	1,006	967	2,883	2,872
Asset retirement obligation accretion	59	50	176	120	11	10	34	23	2	2	6	5	72	62	216	148
Risk management activities (commodity derivatives)	—	(49)	17	6	—	—	—	—	—	—	—	—	—	(49)	17	6
Total segmented expenses	3,197	3,115	9,966	10,432	85	72	281	363	80	67	248	216	3,362	3,254	10,495	11,011
Segmented earnings (loss)	1,619	1,855	2,920	6,901	(6)	(21)	(5)	43	60	76	159	328	1,673	1,910	3,074	7,272
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management activities (other)
Foreign exchange loss (gain)
Gain from investments
Total non–segmented expenses
Earnings before taxes
Current income tax
Deferred income tax
Net earnings

Canadian Natural Resources Limited	17	Three and nine months ended September 30, 2023

	Oil Sands Mining and Upgrading				Midstream and Refining				Inter–segment elimination and other				Total
	Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended
	Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30		Sep 30
(millions of Canadian dollars, unaudited)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Segmented product sales
Crude oil and NGLs (2)	5,591	6,056	13,619	15,869	20	21	56	59	(18)	111	199	6	10,944	11,001	27,471	33,501
Natural gas	—	—	—	—	—	—	—	—	42	55	114	196	599	1,342	1,972	3,949
Other income and revenue (1)	(25)	36	2	151	237	134	690	701	6	—	9	9	219	231	713	1,068
Total segmented product sales	5,566	6,092	13,621	16,020	257	155	746	760	30	166	322	211	11,762	12,574	30,156	38,518
Less: royalties	(993)	(1,120)	(1,843)	(2,665)	—	—	—	—	—	—	—	—	(1,867)	(2,117)	(3,741)	(5,909)
Segmented revenue	4,573	4,972	11,778	13,355	257	155	746	760	30	166	322	211	9,895	10,457	26,415	32,609
Segmented expenses
Production	1,003	1,005	3,042	3,059	74	72	243	208	14	17	45	46	2,049	2,076	6,424	6,403
Transportation, blending and feedstock (2)	768	684	1,900	1,785	183	113	498	536	12	146	270	156	2,289	2,235	6,953	7,372
Depletion, depreciation and amortization	527	484	1,457	1,341	4	3	12	11	—	—	—	—	1,537	1,454	4,352	4,224
Asset retirement obligation accretion	20	20	59	51	—	—	—	—	—	—	—	—	92	82	275	199
Risk management activities (commodity derivatives)	—	—	—	—	—	—	—	—	—	—	—	—	—	(49)	17	6
Total segmented expenses	2,318	2,193	6,458	6,236	261	188	753	755	26	163	315	202	5,967	5,798	18,021	18,204
Segmented earnings (loss)	2,255	2,779	5,320	7,119	(4)	(33)	(7)	5	4	3	7	9	3,928	4,659	8,394	14,405
Non–segmented expenses
Administration													108	94	333	307
Share-based compensation													298	(4)	434	485
Interest and other financing expense													187	150	519	473
Risk management activities (other)													32	(43)	5	(54)
Foreign exchange loss (gain)													202	736	(14)	923
Gain from investments													(46)	(39)	(90)	(103)
Total non-segmented expenses													781	894	1,187	2,031
Earnings before taxes													3,147	3,765	7,207	12,374
Current income tax													602	757	1,374	2,507
Deferred income tax													201	194	227	450
Net earnings													2,344	2,814	5,606	9,417
(1)Includes the sale of diesel and other refined products in the Midstream and Refining segment, and other income.
(2)Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment.

Canadian Natural Resources Limited	18	Three and nine months ended September 30, 2023

Capital Expenditures (1)

	Nine Months Ended
	Sep 30, 2023			Sep 30, 2022
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs
Exploration and evaluation assets
Exploration and Production
North America	$31	$(31)	$—	$24	$(50)	$(26)
Offshore Africa	1	—	1	—	—	—
	32	(31)	1	24	(50)	(26)
Property, plant and equipment
Exploration and Production
North America	2,260	(392)	1,868	2,432	(17)	2,415
North Sea	22	—	22	78	(104)	(26)
Offshore Africa	112	—	112	67	(38)	29
	2,394	(392)	2,002	2,577	(159)	2,418
Oil Sands Mining and Upgrading	1,479	(386)	1,093	1,277	(654)	623
Midstream and Refining	6	—	6	7	—	7
Head Office	23	—	23	18	—	18
	3,902	(778)	3,124	3,879	(813)	3,066
	$3,934	$(809)	$3,125	$3,903	$(863)	$3,040
(1)This table provides a reconciliation of capitalized costs, reported in note 3 and note 4, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.
(2)Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.

Segmented Assets

	Sep 30 2023	Dec 31 2022
Exploration and Production
North America	$30,628	$31,135
North Sea	413	378
Offshore Africa	1,338	1,322
Other	61	54
Oil Sands Mining and Upgrading	42,742	42,102
Midstream and Refining	967	979
Head Office	164	172
	$76,313	$76,142

Canadian Natural Resources Limited	19	Three and nine months ended September 30, 2023

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company's continuous offering of medium-term notes pursuant to the short form prospectus dated July 2023. These ratios are based on the Company's interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended September 30, 2023:
Interest coverage (times)
Net earnings (1)	15.3x
Adjusted funds flow (2)	29.2x
(1)Net earnings plus income taxes and interest expense; divided by interest expense.
(2)Adjusted funds flow (as defined in the Company's Management's Discussion and Analysis), plus current income taxes and interest expense; divided by interest expense.

Canadian Natural Resources Limited	20	Three and nine months ended September 30, 2023